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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Access National Corporation
(Name of Issuer)
common stock, par value $.835
(Title of Class of Securities)
004337 10 1
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	004337 10 1	Page	2	of	5

1	NAMES OF REPORTING PERSONS: John W. Edgemond

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		108,288

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		427,557

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		108,288

WITH:	8	SHARED DISPOSITIVE POWER:

		427,557

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	535,845

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.51%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	004337 10 1	Page	3	of	5
Item 1
(a)	Name of Issuer:

Access National Corporation

(b)	Address of Issuer’s Principal Executive Offices:

1800	Robert Fulton Drive Suite 300 Reston, Virginia 20191
Item 2
(a)	Name of Person Filing

John W. Edgemond

(b)	Address of Principal Business Office, or, If None, Residence

c/o Access National Corporation, 1800 Robert Fulton Drive, Suite 300, Reston, Virginia 20191

(c)	Citizenship

United States of America

(d)	Title of Class of Securities:

common stock, par value $.835

(e)	CUSIP Number:

004337 10 1
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)-(j):	not applicable
Item 4. Ownership.
(a)	Amount beneficially owned: 535,845

(b)	Percent of class: 4.51%

CUSIP No.	004337 10 1	Page	4	of	5
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	108,288

(ii)	Shared power to vote or to direct the vote:	427,557

(iii)	Sole power to dispose or to direct the disposition of:	108,288

(iv)	Shared power to dispose or to direct the disposition of:	427,557
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Member of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     Not applicable.

CUSIP No.	004337 10 1	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2007

/s/ John W. Edgemond
John W. Edgemond
Director